SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: April 16, 2010

List of materials

Documents attached hereto:

i) Press release entitled  Sony Ericsson reports first quarter 2010 results.

April 16th, 2010

PRESS RELEASE

Sony Ericsson reports first quarter 2010 results

Q1 Highlights:

•	Company returns to profitability in Q1 2010
•	ASP rises to Euro 134 as Xperia™ X10 and Vivaz™ start shipping
•	Improved cost structure generates better margins

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the first quarter ended March 31, 2010 is as follows:

	Q1 2009	Q4 2009	Q1 2010
Number of units shipped (million)	14.5	14.6	10.5
Sales (Euro m.)	1,736	1,750	1,405
Gross margin (%)	8%	23%	31%
Operating income (Euro m.)	-369	-181	20
Operating margin (%)	-21%	-10%	1%
Restructuring charges (Euro m.)	12	150	3
Operating income excl. restructuring charges (Euro m.)	-357	-32	23
Operating margin excl. restructuring charges (%)	-21%	-2%	2%
Income before taxes (IBT) (Euro m.)	-370	-190	18
IBT excl. restructuring charges (Euro m.)	-358	-40	21
Net income (Euro m.)	-293	-167	21

Average selling price (Euro)	120	120	134

Bert Nordberg, President, Sony Ericsson commented “We are pleased to see the positive impact of both the launch of new products and the business transformation programme improving the company’s results. The Xperia™ X10, our first android-based Communication Entertainment device featuring signature Sony Ericsson applications Timescape and Mediascape™, and Vivaz™, a beautifully designed, touch-screen Symbian phone started shipping towards the end of the quarter. Both models have been well received by global customers." He added, "Increases in both gross and operating margins show that we are on the right track to build the correct cost structure for our business organization and strategy. We will continue to work through the transformation programme to ensure that we are competitive.”

Units shipped in the quarter were 10.5 million, a decrease of 28% compared to the same period last year, reflecting the streamlining of the portfolio over the past 12 months to focus on higher-end phones. Sales for the quarter were Euro 1,405 million, a decrease of 19% year on year.  Average selling price (ASP) increased 12% both sequentially and year-on-year to Euro 134 during the quarter due to good sell through of existing models, new flagship phones starting to ship at the end of the quarter and a positive currency effect.

Gross margin rose both sequentially and year-on-year, reflecting a more favourable product mix and the benefit of cost of sales improvements in the past year, including the resolution of certain royalty matters during the quarter.

Income before taxes for the quarter excluding restructuring was a profit of Euro 21 million, illustrating the positive impact of the cost reduction programme.

The transformation programme, which started in mid-2008, with the aim of reducing annual operating expenses by Euro 880 million is continuing with the full benefit expected during the second half of 2010. Since the start of the programme, Sony Ericsson has reduced its global workforce by approximately 3,150 people to reach a total of 8,450 by March 31, 2010. The total restructuring charges taken to date are Euro 342 million.

As of March 31, 2010, Sony Ericsson retained a net cash position of Euro 563 million.

During the first quarter of 2010, Sony Ericsson obtained additional external funding of Euro 150 million.  The funding was guaranteed by the parent companies on a 50/50 basis.

Market share in unit base for the quarter decreased by one percentage point sequentially and is now estimated to be around 4%.

Sony Ericsson maintains a forecast of slight growth in units in the global handset market in 2010.

END

The liquid identity is a registered trademark of Sony Ericsson Mobile Communications AB.
Vivaz™, Mediascape™ and XPERIA™ are trademarks or registered trademarks of Sony Ericsson Mobile Communications AB.
Sony is a registered trademark of Sony Corporation. Ericsson is a registered trademark of Telefonaktiebolaget LM Ericsson.
Any rights not expressly granted herein are reserved and subject  to change without prior notice.

EDITOR’S NOTES:

Financial statements and additional information:

Financial statements:

Consolidated income statement
Consolidated income statement – isolated quarters
Consolidated balance sheet
Consolidated statement of cash flows
Consolidated statement of cash flows – isolated quarters

Additional information:

Net sales by market area by quarter

- ENDS -

Sony Ericsson is a 50:50 joint venture by Sony and Ericsson established in October 2001, with global corporate functions located in London and operations in all major markets.  Sony Ericsson vision is to become the industry leader in Communication Entertainment; where new styles of communicating through the internet and social media, become entertainment.  Sony Ericsson offers exciting consumer experiences through phones, accessories, content and applications.  For more information please visit, www.sonyericsson.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties.  Sony Ericsson has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.

CONTACTS:

Investors / Analysts
Ericsson investor relations
Susanne Andersson (Stockholm) +46 10 719 4631
Andreas Hedemyr (Stockholm) +46 10 714 3748

Sony investor relations
Gen Tsuchikawa (Tokyo) +81 3 6748 2180
Yas Hasegawa (London) +44 20 7426 8696

Press / Media
Sony Ericsson global communications and PR
Aldo Liguori (London) +44 20 8762 5860
Merran Wrigley (London) +44 20 8762 5862

Sony Ericsson
CONSOLIDATED INCOME STATEMENT

	Jan-Mar
EUR million	2010	2009	Change

Net sales	1,405	1,736	-19%
Cost of sales	-975	-1,591	-39%
Gross profit	429	145	196%
Gross margin %	30.6%	8.4%	22%

Research and development expenses	-216	-303	-29%
Selling and administrative expenses	-207	-225	-8%
Operating expenses	-423	-528	-20%

Other operating income, net	14	13	9%
Operating income	20	-369	-
Operating margin %	1.4%	-21.3%	-

Financial income	7	9	-26%
Financial expenses	-9	-10	-9%
Income after financial items	18	-370	-

Taxes	6	84	-93%
Minority interest	-3	-6	-51%
Net income	21	-293	-

Number of units shipped (million)	10.5	14.5	-28%
ASP (EUR)	134	120	12%

EUR Million	Jan-Mar	Jan-Mar
Restructuring charges	2010	2009
Cost of sales	-2	7
Research and development expenses	2	2
Sales and administrative expenses	3	3
Other operating income, net	0	0
Total	3	12

Sony Ericsson
CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2010	2009
EUR million	Q1	Q4	Q3	Q2	Q1

Net sales	1,405	1,750	1,619	1,684	1,736
Cost of sales	-975	-1,341	-1,367	-1,483	-1,591
Gross profit	429	409	252	200	145
Gross margin %	30.6%	23.4%	15.5%	11.9%	8.4%

Research and development expenses	-216	-299	-260	-245	-303
Selling and administrative expenses	-207	-299	-205	-235	-225
Operating expenses	-423	-599	-465	-480	-528

Other operating income, net	14	8	21	6	13
Operating income	20	-181	-193	-274	-369
Operating margin %	1.4%	-10.4%	-11.9%	-16.3%	-21.3%

Financial income	7	4	3	6	9
Financial expenses	-9	-12	-9	-15	-10
Income after financial items	18	-190	-199	-283	-370

Taxes	6	36	42	74	84
Minority interest	-3	-12	-6	-4	-6
Net income	21	-167	-164	-213	-293

Number of units shipped (million)	10.5	14.6	14.1	13.8	14.5
ASP (EUR)	134	120	114	122	120

EUR Million	2009	2009
Restructuring charges	Q1	Q4	Q3	Q2	Q1
Cost of sales	-2	41	0	-9	7
Research and development expenses	2	72	1	9	2
Sales and administrative expenses	3	37	1	1	3
Other operating income, net	0	0	0	0	0
Total	3	150	2	1	12

Sony Ericsson
CONSOLIDATED BALANCE SHEET

	Mar 31	Dec 31	Mar 31
EUR million	2010	2009	2009

ASSETS

Total fixed and financial assets	791	779	658

Current assets
Inventories	384	358	477
Accounts receivable	849	832	1,193
Other assets	369	415	463
Other short-term cash investments	537	489	574
Cash and bank	443	389	542
Total current assets	2,582	2,483	3,249

Total assets	3,373	3,262	3,908

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity	438	381	930
Minority interest	54	47	65
Total equity	492	428	995

Borrowing, Non Current	100	0	0
Other long-term liabilities	37	32	30
Total long-term liabilities	137	32	30

Accounts payable	829	852	965
Borrowing, Current	316	258	0
Other current liabilities	1,599	1,692	1,918
Total current liabilities	2,744	2,802	2,882

Total shareholders' equity and liabilities	3,373	3,262	3,908

Net cash*	563	620	1,116

* Net cash is defined as cash and bank plus short-term cash investments less interest-bearing liabilities.

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS

	Jan-Mar
EUR million	2010	2009

OPERATIONS
Net income	21	-293
Adjustments to reconcile net income to cash	-44	29
	-23	-263

Changes in operating net assets	-72	321
Cash flow from operating activities	-94	58

INVESTMENTS
Investing activities	27	-19
Cash flow from investing activities	27	-19

FINANCING
Financing activities	150	-53
Cash flow from financing activities	150	-53

Net change in cash	83	-14
Cash, beginning of period	878	1,125
Translation difference in Cash	19	5
Cash, end of period	980	1,116

Sony Ericsson
CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2010	2009
EUR million	Q1	Q4	Q3	Q2	Q1

OPERATIONS
Net income	21	-167	-164	-213	-293
Adjustments to reconcile net income to cash	-44	48	20	37	29
	-23	-119	-143	-176	-263

Changes in operating net assets	-72	-97	49	60	321
Cash flow from operating activities	-94	-216	-94	-115	58

INVESTMENTS
Investing activities	27	-10	-42	-13	-19
Cash flow from investing activities	27	-10	-42	-13	-19

FINANCING
Financing activities	150	100	159	0	-53
Cash flow from financing activities	150	100	159	0	-53

Net change in cash	83	-126	22	-128	-14
Cash, beginning of period	878	996	965	1,116	1,125
Translation difference in Cash	19	8	9	-23	5
Cash, end of period	980	878	996	965	1,116

Sony Ericsson
NET SALES BY MARKET AREA BY QUARTER

EUR million
	2010	2009
Isolated quarters	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	711	966	875	927	977
Americas	201	222	232	195	200
Asia	493	562	512	562	559
Total	1,405	1,750	1,619	1,684	1,736
* of which Western Europe	525	678	636	678	721

	2010	2009
Sequential change (%)	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-26%	10%	-6%	-5%	-40%
Americas	-10%	-4%	19%	-3%	-69%
Asia	-12%	10%	-9%	1%	-12%
Total	-20%	8%	-4%	-3%	-40%
* of which Western Europe	-23%	7%	-6%	-6%	-35%

	2010	2009
Year over year change (%)	Q1	Q4	Q3	Q2	Q1
Europe, Middle East & Africa *	-27%	-41%	-39%	-33%	-35%
Americas	1%	-65%	-67%	-74%	-59%
Asia	-12%	-12%	-25%	-19%	-23%
Total	-19%	-40%	-42%	-40%	-36%
* of which Western Europe	-27%	-39%	-33%	-25%	-26%

	2010	2009
Year to date	1003	0912	0909	0906	0903
Europe, Middle East & Africa *	711	3,744	2,778	1,903	977
Americas	201	850	627	395	200
Asia	493	2,194	1,633	1,121	559
Total	1,405	6,788	5,038	3,419	1,736
* of which Western Europe	525	2,714	2,036	1,400	721

	2010	2009
YTD year over year change (%)	1003	0912	0909	0906	0903
Europe, Middle East & Africa *	-27%	-37%	-35%	-34%	-35%
Americas	1%	-67%	-67%	-68%	-59%
Asia	-12%	-20%	-22%	-21%	-23%
Total	-19%	-40%	-40%	-38%	-36%
* of which Western Europe	-27%	-31%	-28%	-26%	-26%